Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

November 7, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the verbal comments (the “Comments”) that the Company received pursuant to the phone conference the Company had on October 22, 2008 with the staff of the Division of Corporation Finance relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2008.

Professional Liability Insurance Claims

In response to your Comments, the Company made the following enhanced disclosure on page 48 of its Form 10-Q for the period ended September 30, 2008 that was filed with the Commission on October 31, 2008.

We accrue for losses resulting from professional liability claims.  The liability primarily consists of estimates established based upon discounted actuarial calculations utilizing case specific facts and circumstances, projected settlement dates and the Company’s history of reported and settled claims, as well as, an estimate for incurred but not reported claims, which is based on historical loss patterns, claim reporting patterns and actuarially determined projections. The actuarially determined projections are based on our actual historic payment patterns over approximately a 20 year period.  The net present value of the projected payments was discounted using a weighted-average risk-free discount rate of 4.1% and 4.6% in 2007 and 2006, respectively.  The liability is adjusted for new claims information in the period such information becomes known.  There have been no material adjustments during the three and nine month periods ending September 30, 2008 or 2007.  We do not believe that changes to its historical loss patterns or to its discounting assumptions would be both reasonable likely to occur and material to our financial condition or operating performance.  Professional liability expense is presented within other operating expenses on the accompanying condensed consolidated statement of income.

The language set forth above will also be used in the Company’s next Annual Report on Form 10-K for the year ended December 31, 2008, as appropriately adjusted for any factual differences (replacing the first three sentences in Item 7 of the 2007 Form 10-K under “Professional Liability Insurance Claims – Professional Liability Insurance Claims for All Other Community Health Systems Hospitals” on pages 55-56).

As indicated in its previous responses, the Company believes the insignificant fluctuations in its projected reserves and the insignificant fluctuations between its projected versus actual payments indicate the Company’s ability to reasonably estimate the amount and timing of its payments and, therefore, support its discounting policy.  For your convenience, this data is being resubmitted with this response as Exhibit B.  Certain headings and line item descriptions have been updated from our previous response to more accurately describe the information being presented.  In addition, as requested, the Company has attached, as Exhibit A, a schedule prepared similar to that described in the SEC Industry Guides - Guide 6 Property-Casualty Insurance Underwriters, paragraph B(2), for the past five years.

The Company organizes and analyses its claims data based on the year in which an insured event occurs as opposed to the year in which that event is reported.  However, insurance coverage purchased by the Company limits the Company’s exposure on claims based on the year such claims are reported.   Those insured limits provided by the insurance coverage vary by report year.  The amounts presented in Exhibit A were derived from available and actuarially prepared data, based upon amounts reported in the respective prior year periods.  Because of the varied insurance limits, differences in the underlying data and assumptions between certain comparable periods exist.  These differences are footnoted in the attached Exhibit A.  Data prior to 2003 contained differences in underlying loss limit assumptions that distorted comparisons and, therefore, have not been provided.

The Company does not meet the reporting requirement required under the Industry Guide for Property-Casualty Insurance Underwriters and does not anticipate becoming subject to these reporting requirements in future periods.  Accordingly, the Company does not maintain its information in the form necessary to allow it to report its claims information in accordance with the Industry Guides.

The Company believes the data in Exhibit A demonstrates the insignificant changes in the reestimated liability for unpaid claims and the relative consistency in payment patterns from year to year and, therefore, corroborates the conclusions reached from the data provided in our previous response, dated October 2, 2008 and attached as Exhibit B.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,

/s/ Jeffrey Bagner

Jeffrey Bagner

cc:           Tabatha Akins (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)

EXHIBIT A

		Accident year
		2003		2004		2005	2006	2007

Reserves for unpaid claims and claims adjustments		$17,000,000	(a)	$25,000,000	(b)	$28,083,530	$32,558,648	$40,749,000

Cumulative amounts paid:
	2003	110,579
	2004	1,556,544		164,745
	2005	5,488,787		1,485,627		305,983
	2006	12,263,651		6,058,270		1,855,416	603,958
	2007	15,995,101		16,563,177		7,960,946	3,161,523	29,320

Retroactively reestimated liability for unpaid claims and claims adjustments
	2003 (a)	17,000,000
	2004 (b)	20,000,000		25,000,000
	2005(c), (d)	18,250,000		22,168,885		28,083,530
	2006(c), (d)	19,000,000		22,828,188		27,115,425	32,558,648
	2007(c), (d)	20,696,000		27,370,000		29,325,000	34,628,000	40,749,000

(a)	Calculated with an assumed insurance coverage loss limit of $2,000,000 per occurrence.
(b)	Calculated with an assumed insurance coverage loss limit of $4,000,000 per occurrence.
(c)	Calculated with an assumed insurance coverage loss limit of $1,000,000 per occurrence.
(d)	Underlying claims data includes claims from hospitals located in Pennsylvania, not included in 2003 and 2004 data.

EXHIBIT B

Reestimated Liability for Unpaid Claims and Claim Adjustments - Period over Period
	Reestimated Liability for Unpaid Claims and
	Allocated Loss
	Adjustment Expenses		Dollar	%
Periods (Year 1 vs. Year 2)	Year 1	Year 2 (a)	Change	Change

2003 versus 2004	$93,111,614	$98,261,826	$5,150,212	5.5%

2004 versus 2005	123,261,826	120,713,220	(2,548,606)	-2.1%

2005 versus 2006	145,213,220	152,843,847	7,630,627	5.3%

2006 versus 2007 (b)	181,343,847	181,071,826	(272,021)	-0.2%

(a) for comparability purposes includes only those accident years included in the Year 1 reserve balance.
(b) excludes acquired liability from the acquisition of Triad Hospitals, Inc.

The difference between projected claim payments and actual claims payments for each of the last three years is as follows:

	Projected
	Payments as of
	December 31, of	Actual		%
	Prior Year-End	Payments	Difference	Difference

2007	$26,145,793	$26,357,722	$211,929	0.8%
2006	21,130,853	22,791,191	1,660,338	7.9%
2005	14,977,616	14,468,682	(508,934)	-3.4%